August 9, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood

Re: Acceleration Request Pursuant to Rule 461
Foundation Building Materials, Inc.
Registration Statement on Form S-3 (Filing No. 333-233026)
Filed August 5, 2019
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 A.M. Eastern Time on August 13, 2019, or as soon as practicable thereafter.
Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@sycr.com. We respectfully request that you contact Mr. Wilkins via telephone as soon as the Registration Statement has been declared effective.

Sincerely, /s / Richard J. Tilley Richard J. Tilley Vice President, Secretary and General Counsel

cc:

Foundation Building Materials, Inc.

John Gorey, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.